SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3) *

VALUE LINE, Inc.

(Name of Issuer)

Common Stock, $.10 PAR VALUE
(Title of Class of Securities)

920437100
(CUSIP Number)

Arnold Bernhard & Co., Inc.
Jean Bernhard Buttner
220 East 42nd Street
New York, New York 10017
(212) 907-1500

With a copy to:

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
212-735-3000
(Name, address and telephone number of person
authorized to receive notices and communications)

February 26, 2010
(Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person. I.R.S. Identification No. of Above Person Arnold Bernhard & Co., Inc. TIN: 13-1540671
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.		Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,633,733
	8.	Shared Voting Power Zero
	9.	Sole Dispositive Power 8,633,733
	10.	Shared Dispositive Power Zero
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,633,733
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 86.5%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of Above Person Jean Bernhard Buttner
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC of Arnold Bernhard & Co., Inc.
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,633,833
	8.	Shared Voting Power Zero
	9.	Sole Dispositive Power 8,633,833
	10.	Shared Dispositive Power Zero
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,633,833
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 86.5%
14.		Type of Reporting Person IN

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) amends the Statement on Schedule 13D relating to the Common Stock, $.10 par value (“Common Stock”), of Value Line, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) by Arnold Bernhard & Co., Inc., a New York corporation (“AB & Co.” ), on March 7, 2000, as amended by Amendment No. 1 thereto, filed on December 18, 2000 and as amended by Amendment No. 2 thereto (including adding Jean Bernhard Buttner as a Reporting Person) filed on February 19, 2010 (the “Schedule 13D”).  Capitalized terms used in this Amendment No. 3 and not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 26, 2010, AB & Co., as beneficial owner of 8,633,733 shares of Common Stock, representing approximately 86.5% of the outstanding shares of Common Stock, requested that a special meeting of the Company’s shareholders (the “Special Meeting”) be held for the purpose of: (i) removing one or more of the five independent directors currently serving on the Company’s Board of Directors (the “Independent Directors”) (and any person or persons elected, appointed or designated by the Board to fill any vacancy or newly created directorship after February 26, 2010 and prior to completion of the Special Meeting) and (ii) taking such further actions, including the amendment of the Company’s by-laws, as may be necessary or appropriate to accomplish the foregoing actions.  The request for the Special Meeting was made in accordance with the Company’s by-laws, which require the President or Secretary of the Company to call a special meeting of shareholders upon written request of shareholders owning 25% or more of the Company’s outstanding capital stock.  On February 26, 2010, the Secretary of the Company called the Special Meeting for April 16, 2010.

AB & Co. has lost confidence in one or more of the Independent Directors and believes that, as the majority shareholder of the Company, it will be difficult to work constructively with some or all of them to, among other things, address matters of corporate policy, including, among other things: (i) capital allocation policy and (ii) the Litigation (including the validity of, continuing need for and role of a special committee of the Board relating to the Litigation). AB & Co. has not made a definitive voting decision with respect to which of the Independent Directors it will vote to remove at the Special Meeting. Except as set forth in this Amendment No. 3, none of the Reporting Persons have any plans or proposals with regard to items (a) through (j), inclusive, of item 4 to Schedule 13D. However, AB & Co. intends to exercise its rights as majority shareholder of the Company and accordingly reserves the right to take action in respect of any of the foregoing matters or any other matter in which majority shareholders might be expected to take an interest.

AB & Co. reserves the right to change its plans and intent, at any time and from time to time, with respect to any of such matters, based on its view of its best interests, its obligations to the Company (to the extent required by applicable law or agreement), and other factors in light of (i) the Company’s financial position, future actions taken by the Company’s Board, price levels of the Common Stock or other equity or debt securities of the Company, (ii) its obligations to comply with, or its best interests with regard to, the Settlement and (iii) general economic, political, or industry conditions, including conditions in the securities market, or changes in laws, rules, regulations or customs, and any other conditions or changes thereto, in AB & Co.’s sole determination.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information in this statement is true, complete and correct.

Dated: February 26, 2010

ARNOLD BERNHARD & CO., INC.

By:	/s/ Jean Bernhard Buttner
	Name:	Jean Bernhard Buttner
	Title:	Chairman of the Board, President and Chief Executive Officer

By:	/s/ Jean Bernhard Buttner
Jean Bernhard Buttner